UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. _1__)*


                           THE ELDER-BEERMAN STORES CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                     COMMON
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  284 470-10-1
                         ------------------------------
                                 (CUSIP Number)

     David Nierenberg, The D3 Family Fund, 19605 NE 8th St., Camas, WA  98607
                                360-604-8600
 ------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                     2/24/00
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                         1 of 11

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 284 470-10-1                                              Page 2 of 11
--------------------------------------------------------------------------------
 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The D3 Family Fund, L.P. (David Nierenberg is President of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]
--------------------------------------------------------------------------------
 3)   SEC USE ONLY _____________________________________________________________
--------------------------------------------------------------------------------
 4)   SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

--------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
                          7)  SOLE VOTING POWER

                              820,500 common shares (5.5%)
      NUMBER              ------------------------------------------------------
      OF                  8)  SHARED VOTING POWER
      SHARES
      BENEFICIALLY            0
      OWNED               ------------------------------------------------------
      BY                  9)  SOLE DISPOSITIVE POWER
      EACH
      REPORTING               820,500
      PERSON              ------------------------------------------------------
      WITH:               10) SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 900,000 shares (6.0%)
--------------------------------------------------------------------------------
12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.0%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 284 470-10-1                                             Page 3 of 11
--------------------------------------------------------------------------------
 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Haredale, Ltd.
--------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]
--------------------------------------------------------------------------------
 3)   SEC USE ONLY _____________________________________________________________
--------------------------------------------------------------------------------
 4)   SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

--------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      The Bahamas
--------------------------------------------------------------------------------
                          7)  SOLE VOTING POWER

                              20,000 common shares (0.1%)
      NUMBER              ------------------------------------------------------
      OF                  8)  SHARED VOTING POWER
      SHARES
      BENEFICIALLY            0
      OWNED               ------------------------------------------------------
      BY                  9)  SOLE DISPOSITIVE POWER
      EACH
      REPORTING               20,000
      PERSON              ------------------------------------------------------
      WITH:               10) SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 900,000 shares (6.0%)
--------------------------------------------------------------------------------
12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.0%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 284 470-10-1                                             Page 4 of 11
--------------------------------------------------------------------------------
 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James Henry Hildebrandt
--------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]
--------------------------------------------------------------------------------
 3)   SEC USE ONLY _____________________________________________________________
--------------------------------------------------------------------------------
 4)   SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

--------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
--------------------------------------------------------------------------------
                          7)  SOLE VOTING POWER

                              6,500 common shares (0.0%)
      NUMBER              ------------------------------------------------------
      OF                  8)  SHARED VOTING POWER
      SHARES
      BENEFICIALLY            0
      OWNED               ------------------------------------------------------
      BY                  9)  SOLE DISPOSITIVE POWER
      EACH
      REPORTING               6,500
      PERSON              ------------------------------------------------------
      WITH:               10) SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 900,000 shares (6.0%)
--------------------------------------------------------------------------------
12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.0%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 284 470-10-1                                             Page 5 of 11
--------------------------------------------------------------------------------
 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Toxford Corporation
--------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]
--------------------------------------------------------------------------------
 3)   SEC USE ONLY _____________________________________________________________
--------------------------------------------------------------------------------
 4)   SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

--------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Channel Islands, British Isles
--------------------------------------------------------------------------------
                          7)  SOLE VOTING POWER

                              3,000 common shares (0.0%)
      NUMBER              ------------------------------------------------------
      OF                  8)  SHARED VOTING POWER
      SHARES
      BENEFICIALLY            0
      OWNED               ------------------------------------------------------
      BY                  9)  SOLE DISPOSITIVE POWER
      EACH
      REPORTING               3,000
      PERSON              ------------------------------------------------------
      WITH:               10) SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 900,000 shares (6.0%)
--------------------------------------------------------------------------------
12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.0%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 284 470-10-1                                             Page 6 of 11
--------------------------------------------------------------------------------
 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Nierenberg Family 1993 Trust
--------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]
--------------------------------------------------------------------------------
 3)   SEC USE ONLY _____________________________________________________________
--------------------------------------------------------------------------------
 4)   SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

--------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
                          7)  SOLE VOTING POWER

                              50,000 common shares (0.3%)
      SHARES              ------------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                          ------------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              50,000
      PERSON              ------------------------------------------------------

      WITH                10) SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 900,000 shares (6.0%)
--------------------------------------------------------------------------------
12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]

--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.0%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         Common stock of The Elder-Beerman Stores Corp. (EBSC),
         3155 El-Bee Road, Dayton, Ohio  45439.

Item 2.  Identity and Background

         The D3 Family Fund, L.P., a Washington State partnership, whose principal business is investing in the equities of undervalued public micro-cap companies. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in Item 2(d) and (e).

Item 3.  Source and Amount of Funds or Other Consideration

         Source of funds is money invested in the partnership by its limited partners. Aggregate amount invested in EBSC shares purchased by the partnership is $4,787,989.

Item 4.  Purpose of Transaction

         D3 has reviewed carefully the amended Form 13D filing made on February 24, 2000 by PPM America. D3 is in substantial, though not complete, agreement with PPM's latest requests.

         Our sole disagreement with PPM is that we no longer advocate the immediate sale of EB as our primary objective because an immediate sale might not produce the best possible valuation.

         We would prefer, instead, to see EB's Board of Directors quickly replace EB's CEO, COO and CFO with executives more likely to restore and build shareholder value. As PPM's new filing demonstrates, these three executives no longer enjoy the support of EB's largest share-holders. Keeping them in place against the will of the company's prinicipal owners virtually holds the company hostage, a situation the outside directors should not risk.

         If EB's outside directors do not quickly replace management, D3 will vote its shares against management's nominees for the board at the next, and at future, annual meetings. And, without collaborating with other shareholders, we would urge all shareholders to exercise their legal and constitutional rights the same way. We would study with considerable interest any proxy from PPM or from other shareholders proposing a more shareholder-oriented slate of directors.

         D3 supports efforts to accelerate and complete EB's stalled share repurchase program. With the shares falling to only 1/3 of book value, EB;s foot-dragging is unacceptable.

         Only if efforts to change EB's senior management and board were to fail would D3 support the immediate auction of EB. Immediate sale, however disappointing, would be preferable to continued stagnation.

Item 5.  Interest in Securities of the Issuer

         (a,b) D3 owns, and has sole voting and dispositive power over, 820,500 common shares of EBSC (5.5%). In addition, 29,500 more common shares of EBSC are owned by three foreign investors whose funds are managed by Mr. Nierenberg: Haredale, a Bahamian corporation which owns 20,000 shares; James Henry Hildebrandt, a Canadian citizen who owns 6,500 shares; and Toxford Corporation, a Channel Islands corporation which owns 3,000 shares. In addition, The Nierenberg Family 1993 Trust, of which Mr. Nierenberg is trustee, owns 50,000 EBSC shares.

         (c)    D3's transactions in the last 60 days were:

                              # of
                Date     Shares Purchased      Source             Share Price
                ----     ----------------      ------             -----------

                2/17/00      45,000         McDonald & Co.            4.625
                2/24/00      10,000         McDonald & Co.            5.0625


         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         N/A for D3.

Item 7.  Material to be Filed as Exhibits

         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 25, 2000                      DAVID NIERENBERG
-----------------                      -----------------------------------------
      Date                             David Nierenberg
                                       President
                                       Nierenberg Investment Management
                                       Company, Inc., the General Partner
                                       Of The D3 Family Fund, L.P.

Item 1.  Security and Issuer

         Common stock of The Elder-Beerman Stores Corp. (EBSC),
         3155 El-Bee Road, Dayton, Ohio  45439.

Item 2.  Identity and Background

         (a)  Haredale Ltd., a Bahamian corporation.

         (b)  P.O. Box N-4465, Nassau, New Providence, The Bahamas.

         (c)  Haredale is in the investment business at the address above.

         (d)  None

         (e)  None

         (f)  The Bahamas.

Item 3.  Source and Amount of Funds or Other Consideration

         Haredale owns, and Mr. Nierenberg has sole voting and dispositive power over, its 20,000 shares.

Item 4.  Purpose of Transaction

         Same as Item 4 on Page 7.

Item 5.  Interest in Securities of the Issuer

         (a,b) Haredale owns, and Mr. Nierenberg has sole voting and dispositive power over, its 20,000 shares.

         (c)    None

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Haredale pays Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of its accounts.

Item 7.  Material to be Filed as Exhibits

         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 25, 2000                      DAVID NIERENBERG
-----------------                      -----------------------------------------
      Date                             David Nierenberg
                                       Authorized to trade for
                                         Haredale, Ltd.

Item 1.  Security and Issuer

         Common stock of The Elder-Beerman Stores Corp. (EBSC),
         3155 El-Bee Road, Dayton, Ohio  45439.

Item 2.  Identity and Background

         (a) James Henry Hildebrandt, an individual who is a citizen of Canada, resident in Hong Kong.

         (b) c/o Bain & Company, 33rd Floor The Center, 99 Queen's Road Central Hong Kong.

         (c)  Mr. Hildebrandt is in the management consulting business.

         (d)  None

         (e)  None

         (f)  Canada

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Hildebrandt owns, and Mr. Nierenberg has sole voting and dispositive power over, his 6,500 shares.

Item 4.  Purpose of Transaction

         Same as Item 4 on Page 7.

Item 5.  Interest in Securities of the Issuer

         (a,b) Mr. Hildebrandt owns, and Mr. Nierenberg has sole voting and dispositive power over, his 6,500 shares.

         (c)    None

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Hildebrandt pays Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of its accounts.

Item 7.  Material to be Filed as Exhibits

         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 25, 2000                      DAVID NIERENBERG
-----------------                      -----------------------------------------
      Date                             David Nierenberg
                                       Authorized to trade for
                                         John Henry Hildebrandt

Item 1.  Security and Issuer

         Common stock of The Elder-Beerman Stores Corp. (EBSC),
         3155 El-Bee Road, Dayton, Ohio  45439.

Item 2.  Identity and Background

         (a)  Toxford Corporation, a Channel Islands corporation.

         (b) P.O. Box 3048, St. Andrews House, Le Bordage, St. Peter Port, Guernsey, Channel Islands, British Isles.

         (c) Toxford Corporation is in the investment business at the address above.

         (d)  None

         (e)  None

         (f)  Channel Islands, British Isles.

Item 3.  Source and Amount of Funds or Other Consideration

         Toxford Corporation owns, and Mr. Nierenberg has sole voting and dispositive power over, its 3,000 shares.

Item 4.  Purpose of Transaction

         Same as Item 4 on Page 7.

Item 5.  Interest in Securities of the Issuer

         (a,b) Toxford Corporation owns, and Mr. Nierenberg has sole voting and dispositive power over, its 3,000 shares.

         (c)    None

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Toxford Corporation pays Mr. Nierenberg an annual management fee and a share of its net profits for his personal management of its accounts.

Item 7.  Material to be Filed as Exhibits

         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 25, 2000                      DAVID NIERENBERG
-----------------                      -----------------------------------------
      Date                             David Nierenberg
                                       Authorized to trade for
                                         Toxford Corporation

Item 1.  Security and Issuer

         Common stock of The Elder-Beerman Stores Corp. (EBSC),
         3155 El-Bee Road, Dayton, Ohio  45439.

Item 2.  Identity and Background

         (a)  The Nierenberg Family 1993 Trust, a revocable trust.

         (b)  19605 N.E. 8th Street, Camas, Washington  98607

         (c)  A Trust

         (d)  None

         (e)  None

         (f)  United States

Item 3.  Source and Amount of Funds or Other Consideration

         Shares were purchased using bank borrowings.

Item 4.  Purpose of Transaction

         Same as Item 4 on Page 7.

Item 5.  Interest in Securities of the Issuer

         (a,b) The Nierenberg Family 1993 Trust owns, and Mr. Nierenberg has sole voting and dispositive power over, its 50,000 shares.

         (c)    None

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         N/A

Item 7.  Material to be Filed as Exhibits

         N/A

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 25, 2000                      DAVID NIERENBERG
-----------------                      -----------------------------------------
      Date                             David Nierenberg
                                       Authorized to trade for
                                         The Nierenberg Family 1993 Trust